Exhibit 99.(d)(ix)

Addendum to Management Agreement between

Lord, Abbett & Co. LLC

and

Lord Abbett Trust I

Dated: February 1, 2024 (the “Addendum”)

Effective February 1, 2024, Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Trust I (the “Trust”), on behalf of Lord Abbett Diversification Shares: Core Completion Fund, Lord Abbett Diversification Shares: Core Plus Completion Fund, Lord Abbett Diversification Shares: Enhanced Municipal Yield Completion Fund and Lord Abbett Diversification Shares: Short Duration Completion Fund (each referred to in this Addendum as the “Fund”), do hereby agree that the annual management fee rate for each Fund with respect to paragraph 2 of the Agreement shall be as follows:

0.00% on average daily net assets*

*The Trust shall not pay any management fee to Lord Abbett under this Agreement with respect to the Funds. Lord Abbett acknowledges and agrees that each Fund is an integral part of certain separately managed account programs, and that Lord Abbett will be compensated directly or indirectly by separately managed account sponsors or other separate managed account clients for services provided to them.

For purposes of Section 15(a) of the Investment Company Act of 1940, as amended, this Addendum and the Agreement shall together constitute the investment advisory contract of each Fund.

Lord Abbett Trust I

By:	/s/Randolph A. Stuzin
Randolph A. Stuzin
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:	/s/Randolph A. Stuzin
Randolph A. Stuzin
Member, Chief Legal Officer